UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 9 February 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X





HARMONY™

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q2 FY15

RESULTS

FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

KEY FEATURES

Quarter on quarter

- South African operations record a fatal-free quarter
- Restructuring for safe, profitable ounces continues
- Gold production decreased by 10% quarter on quarter due to stoppages at Kusasalethu and Hidden Valley
- Majority of operations perform in line with plans, with grade remaining consistent
- Production profit of R618 million
- Headline loss of R496 million, due to lower production and restructuring

RESULTS FOR THE SECOND QUARTER ENDED 31 DECEMBER 2014

		Quarter Dec-14	Quarter Sep-14	Q-on-Q variance %	**Six months Ended Dec-14**	Six months Ended Dec-13	Variance %
Gold produced	– kg	**8 459**	9 435	(10)	**17 894**	19 150	(7)
	– oz	**271 963**	303 341	(10)	**575 304**	615 686	(7)
Cash operating costs	– R/kg	**357 111**	355 693	–	**356 364**	316 517	(13)
	– US$/oz	**990**	1 028	4	**1 008**	981	(3)
Gold sold	– kg	**8 580**	9 987	(14)	**18 567**	19 151	(3)
	– oz	**275 851**	321 089	(14)	**596 940**	615 717	(3)
Underground grade	– g/t	**4.78**	4.84	(1)	**4.81**	4.69	3
Total costs and capital	– R/kg	**437 708**	418 910	(4)	**427 797**	382 407	(12)
	– US$/oz	**1 213**	1 210	–	**1 210**	1 185	(2)
All-in sustaining costs	– R/kg	**455 202**	431 063	(6)	**442 218**	401 021	(10)
	– US$/oz	**1 262**	1 245	(1)	**1 251**	1 242	(1)
Gold price received	– R/kg	**432 963**	443 690	(2)	**438 733**	422 386	4
	– US$/oz	**1 200**	1 282	(6)	**1 241**	1 309	(5)
Production profit	– R million	**618**	913	(32)	**1 532**	2 022	(24)
	– US$ million	**55**	85	(35)	**138**	201	(31)
Basic loss per share	– SAc/s	**(197)**	(61)	>(100)	**(258)**	(18)	>(100)
	– USc/s	**(18)**	(6)	>(100)	**(23)**	(2)	>(100)
Headline loss	– Rm	**(496)**	(266)	(86)	**(763)**	(71)	>(100)
	– US$m	**(44)**	(25)	(76)	**(69)**	(7)	>(100)
Headline loss per share	– SAc/s	**(114)**	(61)	(87)	**(175)**	(16)	>(100)
	– USc/s	**(10)**	(6)	(67)	**(16)**	(2)	>(100)

Harmony's Integrated Annual Report and the Form 20-F filed with the United States' Securities and Exchange Commission for the financial year ended 30 June 2014 are available on our website at **http://www.harmony.co.za/investors/reporting/annual-reports**.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.



CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*¹^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
¹ Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Bobo Ndinisa
Investor Relations
Tel: +27 (0)11 411 2137 / 057 904 4023
Mobile: +27 (0)79 783 2051
Email: bobo@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR² Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
² *ADR: American Depository Receipts*

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

COMPETENT PERSON'S DECLARATION

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). In South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 26 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM). Mr Job has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code").

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2014 has not changed.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2014	436 094 323
Issued ordinary share capital at 30 September 2014	435 825 447
Market capitalisation	
At 31 December 2014 (ZARm)	9 424
At 31 December 2014 (US$m)	815
At 30 September 2014 (ZARm)	10 765
At 30 September 2014 (US$m)	953
Harmony ordinary shares and ADR prices	
12-month high (1 January 2014 – 31 December 2014) for ordinary shares	40.32
12-month low (1 January 2014 – 31 December 2014) for ordinary shares	17.00
12-month high (1 January 2014 – 31 December 2014) for ADRs	3.77
12-month low (1 January 2014 – 31 December 2014) for ADRs	1.56
Free float	**100%**
ADR ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 October– 31 December 2014 closing prices)	R17.00 – R24.15
Average daily volume for the quarter (1 October – 31 December 2014)	2 977 951 shares
Range for quarter (1 July – 30 September 2014 closing prices)	R24.70 – R35.21
Average daily volume for the quarter (1 July – 30 September 2014)	706 279 shares
New york stock exchange including other US trading platforms	**HMY**
Range for quarter (1 October– 31 December 2014 closing prices)	US$1.56 – US$2.20
Average daily volume for the quarter (1 October – 31 December 2014)	4 492 693
Range for quarter (1 July – 30 September 2014 closing prices)	US$2.16 – US$3.29
Average daily volume for the quarter (1 July – 30 September 2014)	1 771 208
Investors' calendar	**2015**
Q3 FY15 presentation (webcast and conference calls only)	8 May 2015
Q4 FY15 live presentation from Johannesburg	18 August 2015
Q1 FY15 presentation (webcast and conference calls only)	5 November 2015
Annual General Meeting	20 November 2015

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

1. SAFETY

Harmony recorded a fatal-free quarter in South Africa – a major achievement for a deep level underground gold mining company. Management and employees are commended for their efforts and commitment to achieving zero harm.

There was one fatality at Hidden Valley in Papua New Guinea (PNG). An employee was fatally injured when struck by a reversing loader in the milling area. The matter was investigated and safety standards were reinforced.

2. GOLPU – A GAME CHANGER

The results of the updated Golpu prefeasibility study (PFS) were announced on the 15th of December 2014. Please refer to our website for more details: www harmony.co.za.

The updated PFS supports our view that Golpu is a spectacular ore body with a large copper component, affordable and mineable. Our emphasis in preparing the PFS was to create flexibility to allow the size of the project to adapt to different levels of gold and copper prices, allowing Golpu to grow over time.

Key objectives of the study have been achieved by reducing the capital of the project, lowering operating costs and improving the rate of return. Harmony intends to fund the earlier stages of the project from internal cash flows, and reviewing other funding options for the latter stages.

Our application for an environmental permit has been submitted to the Papua New Guinean Department of Environment and Conservation. The permit relates to advanced exploration and feasibility support activities, comprising development of access roads, decline development to the ore body and associated works.

The Stage 2 Concept Study was completed and demonstrated a technically feasible and economically viable plan to mine and process the remaining portion of the Golpu copper-gold reserve after depletion of Stage 1.

The Golpu project is a significant value accretive game-changer for Harmony.

3. OPERATIONAL RESULTS

Most of the South African operations delivered in line with their operational plans. Tshepong had an exceptional performance, beating its production plan by 16%. Masimong and Unisel delivered a consistent performance quarter on quarter, with Bambanani being our most profitable mine at a cash operating cost of R253 000/kg. Target 3 was placed on care and maintenance as planned.

On 2 December 2014, Harmony announced that a new plan would be implemented to return Kusasalethu to profitability. The new plan will entail mining lower volumes at higher grades at a reduced cost. Kusasalethu has not returned to profitability after various setbacks. The underperformance of the mine was further exacerbated by four fires and associated illegal mining activities during the past quarter. Harmony's intention is to restore Kusasalethu to profitability by the end of the fourth quarter of the current financial year and we have commenced with a Section 189 process in terms of the Labour Relations Act to restructure the mine.

Hidden Valley also contributed to the quarter's lower production, due to a fatality and a belt tear on the overland conveyor (OLC). Both resulted in production stoppages at the mine. There was no structural damage to the OLC, but belt replacement work was not completed until January 2015. Maintenance scheduled for the OLC and the metallurgical plant in the first half of 2015 was brought forward and conducted while the belt was being replaced. Ore was hauled to the mill by truck during this period, adversely impacting costs.

Gold production during the March 2015 quarter is expected to be higher once Kusasalethu's restructuring is finalised and Hidden Valley returns to full production, positioning our operations to benefit from higher gold prices.

Lower gold production quarter on quarter and a lower gold price resulted in a decrease in production profit to R618 million in the December 2014 quarter, compared to R913 million in the previous quarter.

Cash operating cost for the December 2014 quarter improved (decreased) by 10% when compared to the previous quarter. The decrease is due to lower electricity tariffs for the summer months, amounting to R200 million. Labour cost also decreased by R63 million in the December 2014 quarter. Capital expenditure for the December 2014 quarter increased by 14% to R682 million, compared to R596 million in the September 2014 quarter, due to major capital being spent at Phakisa and maintenance capital expenditure at most of the operations. However, we are still below the planned capital expenditure for FY15.

4. FINANCIAL RESULTS

Revenue

Revenue decreased by R716 million (16%) to R3 715 million as a result of the 14% decrease in gold sold to 8 580kg and a 2% decrease in the Rand gold price received to R432 963/kg in the December 2014 quarter.

Production costs

The decrease in production costs in the December 2014 quarter is mainly a result of the decrease in the electricity cost of R200 million due to the decrease in the electricity price tariffs and Target 3 having been placed on care and maintenance at the end of the September 2014 quarter.

Other items

Other items included in cost of sales increased to R272 million in the December 2014 quarter, mainly as a result of employment termination and restructuring costs of R182 million which include the retrenchments of management in service areas and employees at Kusasalethu, Target 3 and Ernest Oppenheimer Hospital.

Scrapping of property, plant and equipment

We embarked on a life-of-mine optimisation process which was completed during the December 2014 quarter. The optimisation resulted in a greater focus on mining profitable and higher grade areas at our South African operations. It also resulted in removing lower grade and unprofitable areas from the mine plan for most of the operations. In the case of Kusasalethu and Masimong the optimisation lead to the abandonment of levels and areas with a carrying value and such areas were accordingly identified for scrapping.

Other expenses – net

The decrease to R52 million in expenses in the December 2014 quarter is mainly due to a reduced foreign exchange translation loss recorded on the US$ syndicated loan of R69 million compared to R192 million in the September 2014 quarter. The Rand weakened from US$/R11.32 at 30 September 2014 to US$/R11.57 at 31 December 2014.

Loan to associate

During the December 2014 quarter, Rand Refinery Proprietary Limited drew down on the shareholders loan, of which Harmony's portion is R120 million.

Borrowings

The increase in the amount recorded on the balance sheet is due to the translation effect on the drawn amount of US$ 270 million. Harmony secured a new revolving credit facility of up to US$250 million with a three year duration. The facility matures in February 2018.

5. GOLD MARKET

During the December 2014 quarter the average US dollar gold price received decreased by 6% to US$1 200/oz, in comparison to US$1 282/oz in the previous quarter. The decrease was partially offset by the weakening of the rand dollar exchange rate to R11.22/US$, compared to R10.77/US$ in the September 2014 quarter. As a result, the rand gold price received decreased quarter on quarter from R443 690/kg to R432 963/kg.

The company is positioned to remain competitive in times of low gold prices and benefit from higher gold prices.

6. RESTRUCTURING FOR PROFITABILITY

6.1 Closure of Target 3

The restructuring process, which began in August 2014, was concluded during the December 2014 quarter following the signing of the agreement with all representative trade unions. The majority of the affected employees were absorbed at other operations.

6.2 Closure of Ernest Oppenheimer Hospital (EOH)

Our employees have access to medical hubs at our operations, which provide medical care and wellness advice to our employees. This strategy was implemented some two years ago. Keeping our employees healthy as well as our improved safety, resulted in EOH having fewer and fewer patients.

The hospital was licensed for 450 patients. Occupancy had, however dropped to below 100. The unit was therefore economically inefficient. As a result, we decided to close EOH. Most of the functions that EOH rendered have been moved to other hospitals in the Welkom area.

Discussions with the Department of Health as new potential owners of EOH are advanced. Should the transaction be concluded, it will enhance the ability of the province to supply healthcare to the community.

6.3 Restructuring of Kusasalethu

On 2 December 2014, notice was given to all representative trade unions of our intention to restructure Kusasalethu. Agreement was reached on the establishment of a task team to oversee the fair implementation of any mitigating alternatives to retrenchment, which includes transfers to other operations, voluntary separations, early retirements and re-skilling.

6.4 Voluntary separations for management

There were 59 management employees who opted for voluntary retrenchment or early retirement packages as part of the central services management restructuring process.

6.5 Financial effects of the restructuring

Our decision to restructure and optimise our operations, will contribute to a more profitable Harmony in the future. Unprofitable areas have been scrapped to the value of R214 million at Kusasalethu and R216 million at Masimong. Refer to financial results above. Retrenchment costs of R182 million have been recorded for the quarter.

7. WAGE NEGOTIATIONS 2015

Preparations for this year's wage negotiations are under way, with the Gold Wage Caucus meeting regularly, both under the auspices of the Chamber of Mines and independently.

Harmony is engaging with all union shop stewards on the fundamentals of gold mining, Harmony's cost structures and the marginality of our operations. We have also increased our internal communication efforts to ensure that employees are aware of the importance of being at work, being productive and earning their salaries and bonuses.

8. POWER SUPPLY

Since November 2014, the electricity supply in South Africa has been under pressure, with load shedding occurring at short notice. The power supplier, Eskom, announced that this will continue in the medium term. Load shedding has resulted in production losses during the quarter.

To ensure that our employees remain safe, especially while a shift is underground and that production continues, electricity needs to be managed efficiently, thus we have implemented the following mitigating measures:

- We are focusing our efforts on the reduction and optimisation of the use of electricity at each operation. Our emphasis is on reducing our electricity demand especially during peak times.

- We continue to look for and implement opportunities for load shifting where an opportunity presents itself and can be implemented with the least disruption to the operation and employees.

- Remaining industrial geysers are being replaced with heat pumps which will be finalised in March 2015.

- We have commissioned a study to identify direct purchase opportunities from Independent Power Producers and other opportunities to source electricity outside of Eskom. The study also focuses on bringing renewable energy into our energy portfolio.

- Harmony is a member of the EIUG (Energy Intensive User Group of Southern Africa), who are collaborating with the Minister of Energy to implement plans in an attempt to stabilise the electricity supply risks in South Africa.

9. SILICOSIS

Harmony, Anglo American South Africa, AngloGold Ashanti, Gold Fields and Sibanye Gold announced in November 2014, that they have formed an industry working group to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa.

The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.

Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks and which, while being fair to employees, also ensure the future sustainability of companies in the industry.

10. MORE EXCITEMENT FROM PNG
(Harmony's 100% owned exploration area)

Drilling at Kili Teke is currently in progress with 732m completed by quarter end. At this very early stage of the drilling program, the broad zones of anomalism and their associated alteration styles and intensity are highly encouraging.

Post quarter end, drill results included 255m @ 0.24% Cu, 0.15 g/t Au from 146m. The entire drillhole is mineralised below the overthrust limestone. The intercept contains solid intervals of higher grade including 55m @ 0.45% Cu, 0.32 g/t Au from 160m, and some smaller intervals assaying in excess of 1% copper. From the outset, the drilling has outlined a sequence of highly altered and mineralized diorite porphyry together with narrower zones of copper-gold skarn mineralization. This greenfield project has the potential to develop into a major new copper gold find. Drilling continues.

11. CONCLUSION

In the current environment of volatile gold prices and possible deflationary trends, we are focussed – more than ever – on cost control and cash generation at existing operations. In addition, shareholder value is created through investing in Golpu, securing a sustainable, profitable future for Harmony.

Graham Briggs
Chief Executive Officer

THE INVESTMENT CASE FOR HARMONY

Firstly, we are the most efficient South African gold miner, by focusing on ways to improve our safety, production and cash operating costs. In addition, we are a company that's focused on the future. An investment in us is not just for short-term gain – we aim to provide increasing long-term benefits. We are able to do this primarily by funding our own capital, which puts us in control of our business and enables us to make decisions that have a real impact on our profitability.

Secondly, we produce more than one million ounces of gold and being a leveraged gold company means that should the gold price rise our margins would improve dramatically in percentage terms. Management clearly understands this and we continue to make tough decisions in loss-making operations when the gold price softens. However, Harmony has a huge potential upside when the gold price strengthens, as we believe it will in the medium to long term.

One of our key strengths at Harmony is our understanding of where we operate – on both an economic and a social level. The countries in which we operate and have experience, South Africa and Papua New Guinea, are both emerging economies. They are developing countries and we are able to contribute to local communities in a way that can make a lasting difference. For this reason, we wholeheartedly embrace our social licences to mine and endeavour to go beyond compliance.

The final reason to invest in Harmony is Golpu. It's a resource that we're sure will develop into a world-class copper gold mine, and will allow us to sustain our business well into the future.

Extract from the Integrated Report for the financial year 2014

"Chief executive officer discusses the major issues of
FY14 and beyond"

www.harmony.co.za







Q2 FY15
RAND RESULTS
**FOR THE SECOND QUARTER
AND SIX MONTHS ENDED**
31 DECEMBER 2014







OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)

			South Africa																		
			Underground production											Surface production							
		Three months Ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
Ore milled	**– t'000**	**Dec-14**	**186**	**162**	**142**	**269**	**188**	**203**	**56**	**139**	**111**	**9**	**1 465**	**1 555**	**666**	**366**	**2 587**	**4 052**	**384**	**4 436**
		Sep-14	290	136	158	259	185	183	59	146	114	81	1 611	1 609	636	393	2 638	4 249	521	4 770
Gold produced	**– kg**	**Dec-14**	**775**	**727**	**773**	**1 210**	**705**	**1 010**	**664**	**629**	**471**	**41**	**7 005**	**223**	**218**	**343**	**784**	**7 789**	**670**	**8 459**
		Sep-14	1 334	619	855	1 078	698	1 042	727	533	477	442	7 805	233	222	326	781	8 586	849	9 435
Gold produced	**– oz**	**Dec-14**	**24 917**	**23 374**	**24 852**	**38 902**	**22 666**	**32 472**	**21 348**	**20 223**	**15 143**	**1 318**	**225 215**	**7 170**	**7 009**	**11 028**	**25 207**	**250 422**	**21 541**	**271 963**
		Sep-14	42 889	19 901	27 489	34 658	22 441	33 501	23 374	17 136	15 336	14 211	250 936	7 491	7 137	10 481	25 109	276 045	27 296	303 341
Yield	**– g/tonne**	**Dec-14**	**4,17**	**4,49**	**5,44**	**4,50**	**3,75**	**4,98**	**11,86**	**4,53**	**4,24**	**4,56**	**4,78**	**0,14**	**0,33**	**0,94**	**0,30**	**1,92**	**1,74**	**1,91**
		Sep-14	4,60	4,55	5,41	4,16	3,77	5,69	12,32	3,65	4,18	5,46	4,84	0,14	0,35	0,83	0,30	2,02	1,63	1,98
Cash operating costs	**– R/kg**	**Dec-14**	**590 241**	**360 688**	**369 639**	**327 527**	**351 210**	**283 716**	**252 893**	**294 693**	**346 295**	**386 049**	**352 329**	**317 238**	**376 101**	**362 942**	**353 601**	**352 457**	**411 216**	**357 111**
		Sep-14	414 573	440 977	346 363	369 139	367 828	285 610	242 113	369 818	371 111	349 385	356 054	328 605	385 590	373 819	363 676	356 748	345 028	355 693
Cash operating costs	**– $/oz**	**Dec-14**	**1 636**	**1 000**	**1 025**	**908**	**973**	**786**	**701**	**817**	**960**	**1 071**	**977**	**879**	**1 042**	**1 006**	**980**	**977**	**1 140**	**990**
		Sep-14	1 198	1 274	1 001	1 067	1 063	825	699	1 069	1 072	1 009	1 029	949	1 114	1 080	1 051	1 031	997	1 028
Cash operating costs	**– R/tonne**	**Dec-14**	**2 459**	**1 619**	**2 012**	**1 473**	**1 317**	**1 412**	**2 999**	**1 334**	**1 469**	**1 759**	**1 685**	**45**	**123**	**340**	**107**	**678**	**717**	**681**
		Sep-14	1 907	2 007	1 874	1 536	1 388	1 626	2 983	1 350	1 553	1 907	1 725	48	135	310	108	721	562	704
Gold sold	**– Kg**	**Dec-14**	**844**	**716**	**774**	**1 211**	**705**	**992**	**665**	**655**	**472**	**40**	**7 074**	**221**	**215**	**324**	**760**	**7 834**	**746**	**8 580**
		Sep-14	1 433	697	868	1 096	709	1 090	739	630	485	462	8 209	258	239	358	855	9 064	923	9 987
Gold sold	**– oz**	**Dec-14**	**27 135**	**23 020**	**24 885**	**38 934**	**22 666**	**31 893**	**21 380**	**21 059**	**15 175**	**1 286**	**227 433**	**7 105**	**6 912**	**10 417**	**24 434**	**251 867**	**23 984**	**275 851**
		Sep-14	46 072	22 409	27 907	35 237	22 795	35 044	23 759	20 255	15 593	14 854	263 925	8 295	7 684	11 510	27 489	291 414	29 675	321 089
Revenue	**(R'000)**	**Dec-14**	**368 922**	**310 710**	**334 833**	**523 472**	**305 679**	**428 602**	**288 451**	**283 735**	**204 258**	**17 519**	**3 066 181**	**95 610**	**92 441**	**139 917**	**327 968**	**3 394 149**	**320 670**	**3 714 819**
		Sep-14	635 948	309 439	385 455	486 350	314 566	483 669	328 079	279 430	215 453	204 975	3 643 364	114 586	106 905	158 640	380 131	4 023 495	407 641	4 431 136
Cash operating costs	**(R'000)**	**Dec-14**	**457 437**	**262 220**	**285 731**	**396 308**	**247 603**	**286 553**	**167 921**	**185 362**	**163 105**	**15 828**	**2 468 068**	**70 744**	**81 990**	**124 489**	**277 223**	**2 745 291**	**275 515**	**3 020 806**
		Sep-14	553 041	272 965	296 140	397 932	256 744	297 606	176 016	197 113	177 020	154 428	2 779 005	76 565	85 601	121 865	284 031	3 063 036	292 929	3 355 965
Inventory movement	**(R'000)**	**Dec-14**	**24 957**	**(5 034)**	**5 278**	**1 831**	**2 797**	**(2 277)**	**4 359**	**11 097**	**2 143**	**(321)**	**44 830**	**(319)**	**(393)**	**(4 271)**	**(4 983)**	**39 847**	**35 755**	**75 602**
		Sep-14	29 247	35 654	1 826	9 085	1 274	13 923	(1 481)	25 540	(11)	7 238	122 295	9 620	6 603	9 954	26 177	148 472	13 517	161 989
Operating costs	**(R'000)**	**Dec-14**	**482 394**	**257 186**	**291 009**	**398 139**	**250 400**	**284 276**	**172 280**	**196 459**	**165 248**	**15 507**	**2 512 898**	**70 425**	**81 597**	**120 218**	**272 240**	**2 785 138**	**311 270**	**3 096 408**
		Sep-14	582 288	308 619	297 966	407 017	258 018	311 529	174 535	222 653	177 009	161 666	2 901 300	86 185	92 204	131 819	310 208	3 211 508	306 446	3 517 954
Production profit	**(R'000)**	**Dec-14**	**(113 472)**	**53 524**	**43 824**	**125 333**	**55 279**	**144 326**	**116 171**	**87 276**	**39 010**	**2 012**	**553 283**	**25 185**	**10 844**	**19 699**	**55 728**	**609 011**	**9 400**	**618 411**
		Sep-14	53 660	820	87 489	79 333	56 548	172 140	153 544	56 777	38 444	43 309	742 064	28 401	14 701	26 821	69 923	811 987	101 195	913 182
Production profit	**($'000)**	**Dec-14**	**(10 112)**	**4 770**	**3 905**	**11 170**	**4 927**	**12 862**	**10 353**	**7 777**	**3 476**	**179**	**49 307**	**2 244**	**967**	**1 756**	**4 967**	**54 274**	**838**	**55 112**
		Sep-14	4 984	76	8 127	7 370	5 253	15 991	14 264	5 275	3 571	4 023	68 934	2 638	1 366	2 490	6 494	75 428	9 400	84 828
Capital expenditure	**(R'000)**	**Dec-14**	**122 185**	**73 259**	**127 836**	**87 070**	**48 441**	**69 120**	**39 338**	**59 654**	**31 380**	**–**	**658 283**	**414**	**2 487**	**8 770**	**11 671**	**669 954**	**11 814**	**681 768**
		Sep-14	124 368	55 554	85 185	83 513	40 526	73 614	24 540	30 778	29 229	20 437	567 744	634	503	6 420	7 557	575 301	21 153	596 454
Capital expenditure	**($'000)**	**Dec-14**	**10 888**	**6 528**	**11 392**	**7 759**	**4 317**	**6 160**	**3 506**	**5 316**	**2 796**	**–**	**58 662**	**37**	**222**	**782**	**1 041**	**59 703**	**1 053**	**60 756**
		Sep-14	11 553	5 160	7 913	7 758	3 765	6 838	2 280	2 859	2 715	1 898	52 739	59	47	596	702	53 441	1 965	55 406
Cash operating cost and capital	**– R/kg**	**Dec-14**	**747 899**	**461 457**	**535 016**	**399 486**	**419 921**	**352 151**	**312 137**	**389 533**	**412 919**	**386 049**	**446 303**	**319 094**	**387 509**	**388 510**	**368 487**	**438 470**	**428 849**	**437 708**
		Sep-14	507 803	530 725	445 994	446 609	425 888	356 257	275 868	427 563	432 388	395 622	428 796	331 326	387 856	393 512	373 352	423 752	369 943	418 910
Cash operating cost and capital	**– $/oz**	**Dec-14**	**2 073**	**1 279**	**1 483**	**1 107**	**1 164**	**976**	**865**	**1 080**	**1 144**	**1 071**	**1 237**	**884**	**1 074**	**1 077**	**1 021**	**1 215**	**1 189**	**1 213**
		Sep-14	1 467	1 533	1 289	1 290	1 231	1 029	797	1 235	1 249	1 143	1 239	957	1 121	1 137	1 079	1 224	1 069	1 210
All-in sustaining costs	**– R/kg**	**Dec-14**	**743 336**	**470 383**	**503 210**	**416 470**	**443 880**	**374 820**	**303 254**	**376 107**	**435 600**	**405 170**	**454 139**	**320 538**	**404 276**	**414 402**	**384 243**	**447 513**	**535 921**	**455 202**
		Sep-14	516 475	542 644	455 711	467 277	443 372	369 043	271 532	402 722	446 757	410 359	438 942	336 607	398 180	404 573	382 277	433 919	403 002	431 063
All-in sustaining costs	**– $/oz**	**Dec-14**	**2 060**	**1 304**	**1 395**	**1 154**	**1 230**	**1 039**	**841**	**1 042**	**1 207**	**1 123**	**1 259**	**889**	**1 121**	**1 149**	**1 065**	**1 240**	**1 486**	**1 262**
		Sep-14	1 492	1 568	1 317	1 350	1 281	1 066	785	1 164	1 291	1 186	1 268	973	1 150	1 169	1 104	1 254	1 163	1 245

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	Quarter ended			Six months ended		
		31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	31 Dec 2014 (Unaudited)	31 Dec 2013 (Reviewed)	30 June 2014 (Audited)
Revenue		**3 715**	4 431	4 071	**8 146**	8 089	**15 682**
Cost of sales	2	**(3 970)**	(4 319)	(3 817)	**(8 289)**	(7 552)	**(16 088)**
Production costs		**(3 096)**	(3 518)	(3 086)	**(6 614)**	(6 067)	**(11 888)**
Amortisation and depreciation		**(602)**	(650)	(565)	**(1 252)**	(1 142)	**(2 143)**
Impairment of assets		**–**	–	–	**–**	–	**(1 439)**
Other items		**(272)**	(151)	(166)	**(423)**	(343)	**(618)**
Gross (loss)/profit		**(255)**	112	254	**(143)**	537	**(406)**
Corporate, administration and other expenditure		**(83)**	(111)	(102)	**(194)**	(210)	**(430)**
Social investment expenditure		**(15)**	(24)	(21)	**(39)**	(59)	**(88)**
Exploration expenditure		**(95)**	(85)	(112)	**(180)**	(254)	**(458)**
Profit on sale of property, plant and equipment		**1**	–	–	**1**	–	**30**
Loss on scrapping of property, plant and equipment	4	**(430)**	–	–	**(430)**	–	**–**
Other expenses (net)	6	**(52)**	(187)	(140)	**(239)**	(139)	**(208)**
Operating loss		**(929)**	(295)	(121)	**(1 224)**	(125)	**(1 560)**
Profit/(loss) from associates	5	**–**	–	4	**–**	7	**(109)**
(Impairment)/profit on disposal of investments		**–**	–	–	**–**	(7)	**7**
Net gain on financial instruments		**8**	7	39	**15**	113	**170**
Investment income		**59**	51	50	**110**	95	**220**
Finance cost		**(67)**	(65)	(57)	**(132)**	(117)	**(277)**
Loss before taxation		**(929)**	(302)	(85)	**(1 231)**	(34)	**(1 549)**
Taxation		**73**	36	(6)	**109**	(44)	**279**
Normal taxation		**(4)**	1	–	**(3)**	(49)	**(24)**
Deferred taxation		**77**	35	(6)	**112**	5	**303**
Net loss for the period		**(856)**	(266)	(91)	**(1 122)**	(78)	**(1 270)**
Attributable to:							
Owners of the parent		**(856)**	(266)	(91)	**(1 122)**	(78)	**(1 270)**
Loss per ordinary share (cents)	3						
Basic loss		**(197)**	(61)	(21)	**(258)**	(18)	**(293)**
Diluted loss		**(197)**	(61)	(21)	**(258)**	(18)	**(293)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended			Six months ended		
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	31 Dec 2014 (Unaudited)	31 Dec 2013 (Reviewed)	30 June 2014 (Audited)
Net loss for the period	(856)	(266)	(91)	(1 122)	(78)	(1 270)
Other comprehensive (loss)/income for the period, net of income tax	(114)	179	378	65	(317)	(140)
Items that may be reclassified subsequently to profit or loss:	(114)	179	378	65	(317)	(109)
Foreign exchange translation	(114)	179	370	65	(324)	(108)
Movements on investments	–	–	8	–	7	(1)
Items that will be reclassified to profit or loss:	–	–	–	–	–	(31)
Actuarial loss recognised during the year	–	–	–	–	–	(38)
Deferred tax thereon	–	–	–	–	–	7
Total comprehensive (loss)/income for the period	(970)	(87)	287	(1 057)	(395)	(1 410)
Attributable to:						
Owners of the parent	(970)	(87)	287	(1 057)	(395)	(1 410)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the six months ended 31 December 2014 (unaudited)

Figures in million	Share capital	Other reserves	(Accumulated loss)/ retained earnings	Total
Balance – 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	–	129	–	129
Net loss for the period	–	–	(1 122)	(1 122)
Other comprehensive income for the period	–	65	–	65
Balance – 31 December 2014	28 325	3 733	(1 944)	30 114
Balance – 30 June 2013	28 325	3 442	448	32 215
Share-based payments	–	145	–	145
Net loss for the period	–	–	(78)	(78)
Other comprehensive loss for the period	–	(317)	–	(317)
Balance – 31 December 2013	28 325	3 270	370	31 965

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated statement of changes in equity for the six months ended 31 December 2013 has been reviewed.

The unaudited condensed consolidated financial statements for the six months ended 31 December 2014 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 31 Dec 2014 (Unaudited)	At 30 Sep 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 Dec 2013 (Reviewed)
ASSETS					
Non-current assets					
Property, plant and equipment	4	**32 843**	33 232	33 069	**32 663**
Intangible assets		**883**	885	886	**2 193**
Restricted cash		**42**	38	42	**38**
Restricted investments		**2 366**	2 329	2 299	**2 180**
Deferred tax assets		**71**	76	81	**91**
Investments in associates	5	**–**	–	–	**115**
Loan to associate	5	**120**	–	–	**–**
Investments in financial assets		**5**	4	4	**4**
Inventories		**50**	50	50	**57**
Total non-current assets		**36 380**	36 614	36 431	**37 341**
Current assets					
Inventories		**1 337**	1 390	1 534	**1 423**
Trade and other receivables		**822**	693	951	**1 149**
Income and mining taxes		**43**	94	110	**106**
Restricted cash		**15**	15	15	**15**
Cash and cash equivalents		**1 374**	2 281	1 829	**2 323**
		3 591	4 473	4 439	**5 016**
Non-current assets and assets of disposal groups classified as held for sale		**–**	–	–	**46**
Total current assets		**3 591**	4 473	4 439	**5 062**
Total assets		**39 971**	41 087	40 870	**42 403**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		**28 325**	28 325	28 325	**28 325**
Other reserves		**3 733**	3 787	3 539	**3 270**
(Accumulated loss)/retained earnings		**(1 944)**	(1 088)	(822)	**370**
Total equity		**30 114**	31 024	31 042	**31 965**
Non-current liabilities					
Deferred tax liabilities		**2 562**	2 640	2 680	**3 000**
Provision for environmental rehabilitation		**2 170**	2 148	2 098	**2 016**
Retirement benefit obligation		**255**	251	247	**201**
Other non-current liabilities	7	**42**	40	95	**71**
Borrowings	6	**–**	–	2 860	**3 280**
Total non-current liabilities		**5 029**	5 079	7 980	**8 568**
Current liabilities					
Borrowings	6	**3 121**	3 052	–	**–**
Income and mining taxes		**–**	9	–	**–**
Trade and other payables		**1 707**	1 923	1 848	**1 870**
Total current liabilities		**4 828**	4 984	1 848	**1 870**
Total equity and liabilities		**39 971**	41 087	40 870	**42 403**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Quarter ended			Six months ended		Year ended 30 June 2014 (Audited)
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited) Restated*	31 Dec 2014 (Unaudited)	31 Dec 2013 (Reviewed) Restated#	
Cash flow from operating activities						
Cash (utilised)/generated by operations	**(64)**	1 071	727	**1 007**	1 031	**2 247**
Interest and dividends received	**30**	25	32	**55**	58	**139**
Interest paid	**(23)**	(23)	(21)	**(46)**	(50)	**(121)**
Income and mining taxes refunded/(paid)	**39**	25	(28)	**64**	(28)	**3**
Cash (utilised)/generated by operating activities	**(18)**	1 098	710	**1 080**	1 011	**2 268**
Cash flow from investing activities						
(Increase)/decrease in restricted cash	**(4)**	4	–	**–**	–	**(6)**
Decrease/(increase) in restricted investments	**–**	1	–	**1**	–	**(24)**
Proceeds on disposal of investments	**–**	–	–	**–**	–	**51**
Loan to associate	**(120)**	–	–	**(120)**	–	**–**
Other investing activities	**–**	–	(1)	**–**	(10)	**–**
Net additions to property, plant and equipment[1]	**(748)**	(651)	(651)	**(1 399)**	(1 335)	**(2 661)**
Cash utilised by investing activities	**(872)**	(646)	(652)	**(1 518)**	(1 345)	**(2 640)**
Cash flow from financing activities						
Borrowings raised	**–**	–	–	**–**	612	**612**
Borrowings repaid	**–**	–	(3)	**–**	(6)	**(468)**
Cash (utilised)/generated by financing activities	**–**	–	(3)	**–**	606	**144**
Foreign currency translation adjustments	**(17)**	–	(20)	**(17)**	(38)	**(32)**
Net (decrease)/increase in cash and cash equivalents	**(907)**	452	35	**(455)**	234	**(260)**
Cash and cash equivalents – beginning of period	**2 281**	1 829	2 288	**1 829**	2 089	**2 089**
Cash and cash equivalents – end of period	**1 374**	2 281	2 323	**1 374**	2 323	**1 829**

[1] Includes capital expenditure for Wafi-Golpu and other international projects of R1 million in the December 2014 quarter (September 2014 quarter: R15 million) (December 2013 quarter: Rnil) and R12 million in the year ended 30 June 2014.

* Cash generated by operating activities and cash utilised by investing activities previously reported as R683 million and (R625 million) restated to R710 million and (R652 million) respectively in the December 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

Cash generated by operating activities and cash utilised by investing activities previously reported as R918 million and (R1 252 million) restated to R1 011 million and (R1 345 million) respectively in the six months ended 31 December 2013. This is mainly related to the change in accounting policy for IFRIC 20.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2014 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2014 and had no impact on the financial results of the group:

IFRSs	Annual Improvements 2010 – 2012 Cycle
IAS 32	Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36	Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21	Levies

2. Cost of sales

	Quarter ended			Six months ended		
Figures in million	**31 Dec 2014 (Unaudited)**	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	**31 Dec 2014 (Unaudited)**	31 Dec 2013 (Reviewed)	**Year ended 30 June 2014 (Audited)**
Production costs – excluding royalty	**3 074**	3 486	3 047	**6 560**	5 990	**11 761**
Royalty expense	**22**	32	39	**54**	77	**127**
Amortisation and depreciation	**602**	650	565	**1 252**	1 142	**2 143**
Impairment of assets	**–**	–	–	**–**	–	**1 439**
Rehabilitation expenditure/(credit)[1]	**5**	14	(15)	**19**	–	**8**
Care and maintenance cost of restructured shafts	**20**	17	18	**37**	35	**66**
Employment termination and restructuring costs[2]	**182**	48	50	**230**	144	**274**
Share-based payments	**66**	73	113	**139**	164	**270**
Other	**(1)**	(1)	–	**(2)**	–	**–**
Total cost of sales	**3 970**	4 319	3 817	**8 289**	7 552	**16 088**

[1] *Included in the December 2014 quarter is a credit of R11 million as a result of work performed in the Free State and at Deelkraal, resulting in a reduction in the rehabilitation liability.*

[2] *The September 2014 quarter total includes amounts provided for employees of Target 3. The December 2014 quarter total includes amounts relating to management retrenchments and retrenchment of employees at Target 3, Ernest Oppenheimer Hospital and a provision for Kusasalethu.*

3. **(Loss)/earnings per share**

	Quarter ended			Six months ended		Year ended 30 June 2014 (Audited)
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	31 Dec 2014 (Unaudited)	31 Dec 2013 (Reviewed)	
Weighted average number of shares (million)	**434.2**	434.1	432.9	**434.1**	432.8	**433.2**
Weighted average number of diluted shares (million)	**435.2**	435.4	433.4	**436.1**	433.8	**434.7**
Total (loss)/earnings per share (cents):						
Basic loss	**(197)**	(61)	(21)	**(258)**	(18)	**(293)**
Diluted loss	**(197)**	(61)	(21)	**(258)**	(18)	**(293)**
Headline (loss)/earnings	**(114)**	(61)	(21)	**(175)**	(16)	**26**
Diluted headline (loss)/earnings	**(114)**	(61)	(21)	**(175)**	(16)	**26**
Figures in million						
Reconciliation of headline (loss)/ earnings:						
Net loss	**(856)**	(266)	(91)	**(1 122)**	(78)	**(1 270)**
Adjusted for:						
Impairment/(profit on disposal) of investments[1]	**–**	–	–	**–**	7	**(7)**
Impairment of assets	**–**	–	–	**–**	–	**1 439**
Taxation effect on impairment of assets	**–**	–	–	**–**	–	**(24)**
Profit on sale of property, plant and equipment	**(1)**	–	–	**(1)**	–	**(30)**
Taxation effect of profit on sale of property, plant and equipment	**–**	–	–	**–**	–	**6**
Loss on scrapping of property, plant and equipment	**430**	–	–	**430**	–	**–**
Taxation effect on loss of scrapping of property, plant and equipment	**(69)**	–	–	**(69)**	–	**–**
Headline (loss)/earnings	**(496)**	(266)	(91)	**(763)**	(71)	**114**

[1] There is no taxation effect on these items.

4. **Loss on scrapping of property, plant and equipment**

During the financial year, management and the South African operations embarked on a life-of-mine optimisation process which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for most of the operations.

In the case of Kusasalethu and Masimong, the optimisation lead to the abandonment of levels and areas with a carrying value. The abandonment of these areas, resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from its use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and R216 million on Masimong was recorded in the December 2014 quarter.

5. **Investment in associate**

Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its full share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014.

During the December 2014 quarter, Rand Refinery Proprietary Limited drew down R1.02 billion on the shareholders loan. Harmony's portion of the shareholders' loan was R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.

6. Borrowings

The drawn level on the US$ syndicated revolving credit facility remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R69 million being recorded in the December 2014 quarter (September 2014 quarter: R192 million), increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015. As a result, the borrowings balance was reclassified to current liabilities.

Harmony secured a new revolving credit facility of up to US$250 million with a three-year duration. The facility matures in February 2018.

The debt covenants on all facilities are as follows:

• The interest cover ratio shall not be less than five. (EBITDA to interest paid).

• Leverage: total net debt to EBITDA ratio shall not be more than 2.5.

• Tangible net worth to net debt ratio shall not be less than six times or eight times when dividends are paid.

At 31 December 2014, the full amount was available on the Nedbank revolving credit facility of R1.3 billion. The facility is available until December 2016.

7. Other non-current liabilities

During the September 2014 quarter, negotiations were entered into with the claimants in the matter relating to the pumping and treatment cost of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. Payment of R24 million was made to Simmer and Jack Investments (Pty) Limited as full and final settlement during the September 2014 quarter. The amount owing to Anglogold Ashanti Limited was reclassified to trade and other payables at 30 September 2014 and the full and final settlement of R30 million was made in October 2014.

8. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

Figures in million	At 31 Dec 2014 (Unaudited)	At 30 Sep 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 Dec 2013 (Reviewed)
Available-for-sale financial assets[1]				
Level 1	**–**	–	–	**46**
Level 2	**–**	–	–	**–**
Level 3	**5**	4	4	**4**
Fair value through profit or loss[2]				
Level 1	**–**	–	–	**–**
Level 2	**375**	632	798	**934**
Level 3	**–**	–	–	**–**

[1] Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.

9. Commitments and contingencies

Figures in million	At 31 Dec 2014 (Unaudited)	At 30 Sep 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 Dec 2013 (Reviewed)
Capital expenditure commitments:				
Contracts for capital expenditure	**172**	206	157	**322**
Authorised by the directors but not contracted for	**1 646**	2 359	519	**1 152**
	1 818	2 565	676	**1 474**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2014, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2014.

10. **Related parties**

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There have been no transactions with related parties during the six months ended 31 December 2014.

11. **Subsequent events**

There were no subsequent events to report.

12. **Segment report**

The segment report follows on page 17.

13. **Reconciliation of segment information to condensed consolidated income statements and balance sheets**

	Six months ended	
Figures in million	**31 Dec 2014 (Unaudited)**	31 Dec 2013 (Reviewed)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross (loss)/profit		
Total segment revenue	**8 146**	8 089
Total segment production costs	**(6 614)**	(6 067)
Production profit per segment report	**1 532**	2 022
Depreciation	**(1 252)**	(1 142)
Other cost of sales items	**(423)**	(343)
Gross (loss)/profit as per income statements[1]	**(143)**	537

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 31 Dec 2014 (Unaudited)	At 31 Dec 2013 (Reviewed)
Figures in million		
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**791**	1 133
Undeveloped property	**5 139**	5 139
Other non-mining assets	**162**	89
Wafi-Golpu assets	**1 105**	1 069
	7 197	7 430

SEGMENT REPORT (RAND/METRIC)

for the six months ended 31 December 2014 (unaudited)

	Revenue 31 Dec		Production cost 31 Dec		Production (loss)/profit 31 Dec		Mining assets 31 Dec		Capital expenditure# 31 Dec		Kilograms produced 31 Dec		Tonnes milled 31 Dec	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Kusasalethu	1 005	965	1 065	867	(60)	98	3 526	3 502	247	250	2 109	2 412	476	631
Doornkop	620	707	566	581	54	126	3 332	3 380	129	124	1 346	1 637	298	474
Phakisa	720	625	589	546	131	79	4 625	4 530	213	189	1 628	1 461	300	293
Tshepong	1 010	861	805	707	205	154	3 997	3 986	171	146	2 288	2 011	528	468
Masimong	620	617	508	516	112	101	879	1 021	89	78	1 403	1 442	373	350
Target 1	912	999	596	525	316	474	2 799	2 690	143	126	2 052	2 322	386	384
Bambanani(a)	617	691	347	356	270	335	842	881	64	62	1 391	1 613	115	129
Joel	563	580	419	349	144	231	513	354	90	80	1 162	1 371	285	308
Unisel	420	423	342	311	78	112	625	347	61	42	948	988	225	215
Target 3	222	316	177	289	45	27	546	508	20	72	483	742	90	157
Surface														
All other surface operations	709	652	582	485	127	167	475	472	19	25	1 565	1 604	5 225	5 382
Total South Africa	7 418	7 436	5 996	5 532	1 422	1 904	22 159	21 671	1 246	1 194	16 375	17 603	8 301	8 791
International														
Hidden Valley	728	653	618	535	110	118	3 487	3 562	33	68	1 519	1 547	905	1 009
Total international	728	653	618	535	110	118	3 487	3 562	33	68	1 519	1 547	905	1 009
Total operations	8 146	8 089	6 614	6 067	1 532	2 022	25 646	25 233	1 279	1 262	17 894	19 150	9 206	9 800
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 13)							7 197	7 430						
	8 146	8 089	6 614	6 067			32 843	32 663						

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R16 million (2013: Rnil).
(a) Includes Steyn 2 for the December 2013 amounts.

The segment report for the six months ended 31 December 2013 has been reviewed, except for production statistics.







Q2 FY15
US$ RESULTS
**FOR THE SECOND QUARTER
AND SIX MONTHS ENDED**
31 DECEMBER 2014







CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Six months ended		Year ended 30 June 2014 (Audited)
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	31 Dec 2014 (Unaudited)	31 Dec 2013 (Unaudited)	
Revenue	**327**	412	402	**739**	805	**1 515**
Cost of sales	**(354)**	(401)	(377)	**(753)**	(752)	**(1 549)**
Production costs	**(276)**	(327)	(305)	**(601)**	(604)	**(1 148)**
Amortisation and depreciation	**(54)**	(60)	(56)	**(114)**	(114)	**(207)**
Impairment of assets	**–**	–	–	**–**	–	**(135)**
Other items	**(24)**	(14)	(16)	**(38)**	(34)	**(59)**
Gross (loss)/profit	**(27)**	11	25	**(14)**	53	**(34)**
Corporate, administration and other expenditure	**(8)**	(10)	(10)	**(18)**	(21)	**(42)**
Social investment expenditure	**(1)**	(2)	(2)	**(3)**	(6)	**(9)**
Exploration expenditure	**(8)**	(8)	(11)	**(16)**	(25)	**(44)**
Profit on sale of property, plant and equipment	**–**	–	–	**–**	–	**3**
Loss on scrapping of property, plant and equipment	**(38)**	–	–	**(38)**	–	**–**
Other expenses (net)	**(5)**	(18)	(14)	**(23)**	(14)	**(20)**
Operating loss	**(87)**	(27)	(12)	**(112)**	(13)	**(146)**
Profit/(loss) from associates	**–**	–	–	**–**	1	**(10)**
(Impairment)/profit on disposal of investments	**–**	–	–	**–**	(1)	**1**
Net gain on financial instruments	**1**	1	4	**2**	12	**16**
Investment income	**6**	4	5	**10**	10	**21**
Finance cost	**(6)**	(6)	(6)	**(12)**	(12)	**(27)**
Loss before taxation	**(86)**	(28)	(9)	**(112)**	(3)	**(145)**
Taxation	**7**	3	(1)	**10**	(5)	**27**
Normal taxation	**–**	–	–	**–**	(5)	**(2)**
Deferred taxation	**7**	3	(1)	**10**	–	**29**
Net loss for the period	**(79)**	(25)	(10)	**(102)**	(8)	**(118)**
Attributable to:						
Owners of the parent	**(79)**	(25)	(10)	**(102)**	(8)	**(118)**
Loss per ordinary share (cents)						
Basic loss	**(18)**	(6)	(2)	**(23)**	(2)	**(27)**
Diluted loss	**(18)**	(6)	(2)	**(23)**	(2)	**(27)**

The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77, December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99 (December 2013: US$1 = R10.04).

The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended			Six months ended		Year ended 30 June 2014 (Audited)
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited)	31 Dec 2014 (Unaudited)	31 Dec 2013 (Unaudited)	
Net loss for the period	(79)	(25)	(10)	(102)	(8)	(118)
Other comprehensive (loss)/income for the period, net of income tax	(11)	17	38	6	(31)	(209)
Items that may be reclassified subsequently to profit or loss:	(11)	17	38	6	(31)	(206)
Foreign exchange translation	(11)	17	37	6	(32)	(206)
Movements on investments	–	–	1	–	1	–
Items that will not be reclassified to profit or loss:	–	–	–	–	–	(3)
Acturial loss recognised during the year	–	–	–	–	–	(4)
Deferred taxation thereon	–	–	–	–	–	1
Total comprehensive (loss)/income for the period	**(90)**	**(8)**	**28**	**(96)**	**(39)**	**(327)**
Attributable to:						
Owners of the parent	(90)	(8)	28	(96)	(39)	(327)

The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77, December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99 (December 2013: US$1 = R10.04).

The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the six months ended 31 December 2014 (Convenience translation) (unaudited)

Figures in million	Share capital	Other reserves	(Accumulated loss)/ retained earnings	Total
Balance – 30 June 2014	**2 448**	**306**	**(71)**	**2 683**
Share-based payments	–	11	–	11
Net loss for the period	–	–	(97)	(97)
Other comprehensive income for the period	–	6	–	6
Balance – 31 December 2014	**2 448**	**323**	**(168)**	**2 603**
Balance – 30 June 2013	2 708	329	43	3 080
Share-based payments	–	14	–	14
Net loss for the period	–	–	(7)	(7)
Other comprehensive loss for the period	–	(30)	–	(30)
Balance – 31 December 2013	2 708	313	36	3 057

The currency conversion closing rates for the six months ended 31 December 2014: US$1 = R11.57 (December 2013: US$1 = R10.46).

Note on convenience translations

Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates,* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 19 to 23.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 Dec 2014 (Unaudited)	At 30 Sep 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 Dec 2013 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	**2 839**	2 937	3 116	**3 123**
Intangible assets	**76**	78	84	**210**
Restricted cash	**4**	3	4	**4**
Restricted investments	**205**	206	217	**209**
Deferred tax assets	**6**	7	8	**9**
Investments in associates	**–**	–	–	**11**
Loan to associate	**10**	–	–	**–**
Inventories	**4**	4	5	**6**
Total non-current assets	**3 144**	3 235	3 434	**3 572**
Current assets				
Inventories	**116**	123	145	**136**
Trade and other receivables	**71**	61	90	**110**
Income and mining taxes	**4**	8	10	**10**
Restricted cash	**1**	1	1	**1**
Cash and cash equivalents	**119**	202	172	**222**
	311	395	418	**479**
Non-current assets and assets of disposal groups classified as held for sale	**–**	–	–	**4**
Total current assets	**311**	395	418	**483**
Total assets	**3 455**	3 630	3 852	**4 055**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	**2 448**	2 503	4 035	**2 708**
Other reserves	**323**	335	(887)	**313**
(Accumulated loss)/retained earnings	**(168)**	(96)	(223)	**36**
Total equity	**2 603**	2 742	2 925	**3 057**
Non-current liabilities				
Deferred tax liabilities	**221**	233	253	**287**
Provision for environmental rehabilitation	**188**	190	198	**193**
Retirement benefit obligation	**22**	22	23	**19**
Other non-current liabilities	**4**	4	9	**7**
Borrowings	**–**	–	270	**313**
Total non-current liabilities	**435**	449	753	**819**
Current liabilities				
Borrowings	**270**	270	–	**–**
Income and mining taxes	**–**	1	–	**–**
Trade and other payables	**147**	168	174	**179**
Total current liabilities	**417**	439	174	**179**
Total equity and liabilities	**3 455**	3 630	3 852	**4 055**

The balance sheet for December 2014 converted at a conversion rate of US$1 = R11.57 (September 2014 : US$1 = R11.32, June 2014: US$1 = R10.61, December 2013 : US$1 = R10.46).

The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Six months ended		Year ended 30 June 2014 (Audited)
	31 Dec 2014 (Unaudited)	30 Sep 2014 (Unaudited)	31 Dec 2013 (Unaudited) Restated*	31 Dec 2014 (Unaudited)	31 Dec 2013 (Reviewed) Restated#	
Cash flow from operating activities						
Cash (utilised)/generated by operations	**(6)**	99	72	**92**	102	**218**
Interest and dividends received	**3**	2	3	**5**	6	**13**
Interest paid	**(2)**	(2)	(2)	**(4)**	(5)	**(12)**
Income and mining taxes refunded/(paid)	**3**	2	(3)	**6**	(3)	**–**
Cash (utilised)/generated by operating activities	**(2)**	101	70	**99**	100	**219**
Cash flow from investing activities						
Increase in restricted cash	**–**	–	–	**–**	–	**(1)**
Increase in restricted investments	**–**	–	–	**–**	–	**(2)**
Proceeds on disposal of investments	**–**	–	–	**–**	–	**5**
Loan to associate	**(11)**	–	–	**(11)**	–	**–**
Other investing activities	**–**	–	–	**–**	(1)	**–**
Net additions to property, plant and equipment[1]	**(67)**	(60)	(65)	**(127)**	(133)	**(257)**
Cash utilised by investing activities	**(78)**	(60)	(65)	**(138)**	(134)	**(255)**
Cash flow from financing activities						
Borrowings raised	**–**	–	–	**–**	61	**60**
Borrowings repaid	**–**	–	–	**–**	(1)	**(44)**
Cash generated by financing activities	**–**	–	–	**–**	60	**16**
Foreign currency translation adjustments	**(3)**	(11)	(11)	**(14)**	(13)	**(17)**
Net (decrease)/increase in cash and cash equivalents	**(83)**	30	(6)	**(53)**	13	**(37)**
Cash and cash equivalents – beginning of period	**202**	172	228	**172**	209	**209**
Cash and cash equivalents – end of period	**119**	202	222	**119**	222	**172**

[1] Includes capital expenditure for Wafi-Golpu and other international projects of US$nil million in the December 2014 quarter (September 2014 quarter: US$1 million) (December 2013 quarter: US$nil) and US$1 million in the year ended 30 June 2014.

* Cash generated by operating activities and cash utilised by investing activities previously reported as US$67 million and (US$62 million) restated to US$70 million and (US$65 million) respectively in the December 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

\# Cash generated by operating activities and cash utilised by investing activities previously reported as US$91 million and (US$125 million) restated to US$100 million and (US$134 million) respectively in the six months ended 31 December 2013. This is mainly related to the change in accounting policy for IFRIC 20.

The currency conversion average rates for the quarter ended: December 2014: US$1 = R11.22 (September 2014: US$1 = R10.77, December 2013: US$1 = R10.12). For year ended: June 2014: US$1 = R10.35. Six months ended: December 2014: US$1 = R10.99 (December 2013: US$1 = R10.04).

Closing balance translated at closing rates of: December 2014: US$1 = R11.57 (September 2014: US$1 = R11.32, June 2014: US$1 = R10.61, December 2013: US$1 = R10.46).

The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)
for the six months ended 31 December 2014 (unaudited)

	Revenue 31 Dec		Production cost 31 Dec		Production (loss)/profit 31 Dec		Mining assets 31 Dec		Capital expenditure# 31 Dec		Ounces produced 31 Dec		Tons milled 31 Dec	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Kusasalethu	**91**	96	**97**	86	**(6)**	10	**305**	335	**21**	25	**67 806**	77 548	**525**	696
Doornkop	**56**	70	**51**	58	**5**	12	**288**	323	**12**	12	**43 275**	52 630	**329**	522
Phakisa	**66**	62	**54**	54	**12**	8	**400**	433	**19**	19	**52 341**	46 972	**331**	323
Tshepong	**92**	86	**73**	70	**19**	16	**346**	381	**15**	15	**73 560**	64 655	**583**	516
Masimong	**56**	61	**46**	51	**10**	10	**76**	98	**8**	8	**45 107**	46 361	**411**	386
Target 1	**83**	100	**54**	52	**29**	48	**242**	257	**13**	13	**65 973**	74 654	**426**	424
Bambanani(a)	**56**	69	**32**	35	**24**	34	**73**	84	**6**	6	**44 722**	51 859	**127**	142
Joel	**51**	58	**38**	35	**13**	23	**44**	34	**8**	8	**37 359**	44 079	**314**	339
Unisel	**38**	42	**31**	31	**7**	11	**54**	33	**6**	4	**30 479**	31 765	**248**	237
Target 3	**20**	31	**16**	29	**4**	2	**47**	49	**2**	7	**15 529**	23 856	**99**	173
Surface														
All other surface operations	**64**	65	**53**	50	**11**	15	**41**	45	**2**	2	**50 316**	51 570	**5 761**	5 935
Total South Africa	**673**	740	**545**	551	**128**	189	**1 916**	2 072	**112**	119	**526 467**	565 949	**9 154**	9 693
International														
Hidden Valley	**66**	65	**56**	53	**10**	12	**301**	341	**3**	7	**48 837**	49 737	**998**	1 113
Total international	**66**	65	**56**	53	**10**	12	**301**	341	**3**	7	**48 837**	49 737	**998**	1 113
Total operations	**739**	805	**601**	604	**138**	201	**2 217**	2 413	**115**	126	**575 304**	615 686	**10 152**	10 806

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$nil).
(a) Includes Steyn 2 for the December 2013 amounts.

DEVELOPMENT RESULTS (METRIC)

Quarter ending December 2014

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	221	212	7,17	131,56	943
B Reef	114	98	160,20	3,56	570
All Reefs	**335**	**310**	**55,55**	**14,85**	**825**
Phakisa					
Basal	334	348	55,26	19,16	1 059
All Reefs	**334**	**348**	**55,26**	**19,16**	**1 059**
Doornkop					
South Reef	344	384	56,69	16,00	907
All Reefs	**344**	**384**	**56,69**	**16,00**	**907**
Kusasalethu					
Vcr Reef	596	348	99,00	10,09	999
All Reefs	**596**	**348**	**99,00**	**10,09**	**999**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	77	96	266,00	2,46	654
All Reefs	**77**	**96**	**266,00**	**2,46**	**654**
Masimong 5					
Basal	591	552	46,56	18,50	861
B Reef	202	198	59,36	21,81	1 295
All Reefs	**792**	**750**	**49,94**	**19,54**	**976**
Unisel					
Basal	273	216	170,15	3,31	563
Leader	498	402	231,82	6,31	1 463
All Reefs	**771**	**618**	**210,27**	**5,46**	**1 149**
Joel					
Beatrix	222	291	93,00	11,61	1 080
All Reefs	**222**	**291**	**93,00**	**11,61**	**1 080**
Total Harmony					
Basal	1419	1328	62,65	14,01	878
Beatrix	222	291	93,00	11,61	1 080
Leader	498	402	231,82	6,31	1 463
B Reef	316	296	92,75	11,37	1 055
Elsburg	77	96	266,00	2,46	654
South Reef	344	384	56,69	16,00	907
Vcr	596	348	99,00	10,09	999
All Reefs	**3472**	**3145**	**99,42**	**10,04**	**998**

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending December 2014

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	723	696	3,00	3,61	11
B Reef	374	322	63,00	0,10	7
All Reefs	**1097**	**1017**	**22,00**	**0,43**	**9**
Phakisa					
Basal	1097	1142	22,00	0,55	12
All Reefs	**1097**	**1142**	**22,00**	**0,55**	**12**
Doornkop					
South Reef	1129	1260	22,00	0,47	10
All Reefs	**1129**	**1260**	**22,00**	**0,47**	**10**
Kusasalethu					
Vcr Reef	1955	1142	39,00	0,29	11
All Reefs	**1955**	**1142**	**39,00**	**0,29**	**11**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	253	315	105,00	0,07	8
All Reefs	**253**	**315**	**105,00**	**0,07**	**8**
Masimong 5					
Basal	1938	1811	18,00	0,55	10
B Reef	662	650	23,00	0,65	15
All Reefs	**2599**	**2461**	**20,00**	**0,56**	**11**
Unisel					
Basal	896	709	67,00	0,10	6
Leader	1634	1319	91,00	0,18	17
All Reefs	**2529**	**2028**	**83,00**	**0,16**	**13**
Joel					
Beatrix	730	955	37,00	0,34	12
All Reefs	**730**	**955**	**37,00**	**0,34**	**12**
Total Harmony					
Basal	4654	4357	25,00	0,40	10
Beatrix	730	955	37,00	0,34	12
Leader	1634	1319	91,00	0,18	17
B Reef	1036	971	37,00	0,33	12
Elsburg	253	315	105,00	0,07	8
South Reef	1129	1260	22,00	0,47	10
Vcr	1955	1142	39,00	0,29	11
All Reefs	**11390**	**10318**	**39,00**	**0,29**	**11**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director